SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

NOTICE TO THE MARKET

Pursuant to article 12 of CVM Instruction 358, of January 3, 2002, Capital Group International, Inc., a company constituted in accordance with the laws of the United States of America, with headquarters at 333, South Hope Street, Los Angeles, California 90071, USA ("CGII"), in its capacity as a holding company for foreign investment funds, hereby announces that, through stock market transactions on behalf of its clients, it has reduced its position in preferred shares (“PN Shares") issued by Telemig Celular Participações S.A., a publicly-held company inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 02.558.118/0001 -65 ("Company"). CGII held 13.76% of the Company’s PN Shares and now holds 8.76%, equivalent to 1,992,146 PN Shares. In addition, Capital Research and Management Company, a company belonging to the same group as CGII, in its capacity as a foreign investment fund administrator, holds 1,614,578 PN Shares issued by the Company, equivalent to 7.10% of the Company’s total PN Shares. This is a minority investment which does not alter the Company’s management structure or shareholding control. Currently, CGII has no intention of acquiring a fixed amount of Company shares. CGII, or persons linked to it, does not retain, directly or indirectly, any debentures convertible to Company shares nor has it, or persons linked to it, entered into any agreement or contract regulating voting rights or the purchase or sale of securities issued by the Company.

December 3, 2007

CAPITAL GROUP INTERNATIONAL, INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.